Exhibit 99.1

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30 October 2007

MEDIA CONTACTS:	INVESTOR CONTACT:
Jonathan Birt 212 850 5664 Elizabeth Headon 353 1 498 0300	Chris Burns 353 1 709 4444 800 252 3526

ELAN ANNOUNCES THE JOHNSON & JOHNSON PHARMACEUTICAL
RESEARCH & DEVELOPMENT SUBMISSION OF A NEW DRUG
APPLICATION TO THE FDA FOR PALIPERIDONE PALMITATE USING
ELAN’S PROPRIETARY NANOCRYSTAL® TECHNOLOGY

DUBLIN, Ireland – October 29, 2007– Elan Corporation, plc (NYSE:  ELN) today announced that Johnson & Johnson Pharmaceutical Research & Development, L.L.C (J&JPRD) has submitted a New Drug Application to the U.S. Food and Drug Administration (FDA) for paliperidone palmitate, an investigational, once-monthly atypical antipsychotic intramuscular injection for the treatment of schizophrenia and the prevention of recurrence of the symptoms of schizophrenia. Paliperidone palmitate is a long acting injectable ester of the active ingredient in INVEGA™1 and utilizes Elan’s NanoCrystal® Technology.

Under the terms of Elan’s License Agreement, Elan is eligible to receive payments upon the achievement of certain milestones. Additionally, Elan will receive royalty payments based on sales of the injectable paliperidone palmitate formulation, if the product is successfully commercialized.

"We are very pleased to see this product application being filed with the US regulatory authorities.  If the product is approved for marketing by the regulators, we look forward to the successful launch of this product in the U.S. and other territories.  This is the first long acting injectable product developed and submitted to a Health Authority using Elan’s NanoCrystal® Technology and marks a significant milestone in the advancement of the technology," commented Shane Cooke, Chief Financial Officer and Head of Elan Drug Technologies.

1 INVEGA™ is a once-daily oral atypical antipsychotic for the treatment and maintenance of schizophrenia.  INVEGA was discovered and developed by Johnson & Johnson Pharmaceutical Research & Development, L.L.C (J&JPRD), and is marketed in the U.S. by Janssen, L.P.

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30 October 2007

About NanoCrystal® Technology and Elan Drug Technologies

The use of Elan’s NanoCrystal® Technology increases the rate of dissolution of the poorly water soluble paliperidone palmitate compound and enables the formulation of an aqueous suspension for once-monthly administration. The technology, which can offer enhanced commercialization opportunities, is covered by numerous U.S. and foreign patents and is part of a suite of technologies which Elan's Drug Technologies business offers to third party clients. The drug in nano-form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements to clinical performance.

Currently four products marketed in the United States/Internationally utilize Elan's NanoCrystal® Technology:  TriCor®/ Lipanthyl® (marketed by Abbott, Solvay), Megace® ES (marketed by Strativa Pharmaceuticals, a division of Par Pharmaceutical), Rapamune® (marketed by Wyeth) and Emend® (marketed by Merck).

The NanoCrystal Technology is part of a suite of capabilities available through Elan Drug Technologies (EDT). With over 30 products launched in 40 countries, EDT has a proven track record of collaborating with pharmaceutical companies. For more information about Elan Drug Technologies please visit www.elan.com/EDT.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

NanoCrystal® Technology is a registered trademark owned by Elan Pharma International Limited, Ireland.

TriCor® is a registered trademark owned by Abbott Laboratories Corporation.

Lipanthyl® is a registered trademark owned by Solvay SA.

Megace® is a registered trademark owned by Bristol-Myers Squibb Company licensed to Par Pharmaceutical, Inc.

Rapamune® is a registered trademark owned by Wyeth Pharmaceuticals.

Emend® is a registered trademark owned by Merck & Co., Inc.

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Forward-Looking Statements
This press release contains forward-looking statements that involve substantial risks and uncertainties, including whether the License Agreement will be terminated, whether Elan will earn any further milestones under such Agreement, whether the product will be successfully commercialized, and, if so, whether Elan will receive any royalties on sales of the product, and whether Elan’s patents will provide any proprietary protection for the Elan technologies

A list and description of additional risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and in its Reports of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission .   Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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